FILED BY SERENA SOFTWARE, INC. PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14d-2 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MERANT PLC

COMMISSION FILE NO. 000-19696

RNS – SERENA Software, Inc. – Rule 2.10

Not for release, publication or distribution in or into Australia, Canada or Japan

For immediate release	5 April 2004

SERENA Software, Inc. (“SERENA”)

Rule 2.10 Announcement—Relevant Securities in Issue (Update)

In accordance with the requirements of Rule 2.10 of the City Code, SERENA announces that following the exercise of 27,330 options, the number of SERENA ordinary shares of $0.001 (International Securities Identification Number US8174921010) in issue outside treasury has increased from 38,386,686 on 15 March 2004 to 38,414,016 as of 2 April 2004. The total number of options granted by SERENA and outstanding over SERENA ordinary shares has reduced from 5,234,488 to 5,215,722.

Enquiries:

SERENA Software, Inc.
Mark Woodward	Tel: +1 (650) 522 6531
Robert Pender	Tel: +1 (650) 522 6604

On March 8, 2004, SERENA filed with the Securities and Exchange Commission (the “SEC”) a registration statement, as amended by amendment no. 1 to the registration statement filed on March 18, 2004, that includes a prospectus of SERENA, and other relevant materials in connection with the proposed offer (the “Offer”) by SERENA for all of the issued and to be issued share capital of Merant plc (“Merant”). On March 18, 2004, SERENA filed a Schedule TO containing a tender offer statement and other relevant materials in connection with the Offer. The prospectus, the tender offer statement and other Offer materials were mailed to the stockholders of Merant on or about March 18, 2004. Investors and security holders of Merant plc are urged to read the prospectus and the other relevant materials before making any decision to tender their shares because they contain important information about SERENA, Merant and the proposed transaction. The prospectus, the tender offer statement, other relevant materials, and any other documents filed by SERENA or Merant with the SEC, may be obtained free of charge at the Securities and Exchange Commission’s web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SERENA by contacting SERENA Investor Relations, 2755 Campus Drive, 3rd Floor, San Mateo, California 94403-2538, USA, telephone: (650) 522 6600. Investors and security holders may obtain free copies of the documents filed with the SEC by Merant by contacting Merant Investor Relations, 3445 NW 211th Terrace, Hillsboro, Oregon 97124, USA, telephone: (503) 617 2753.